December 23, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Kate Tillan
David Irving
Austin Stanton
Lulu Cheng

Re:	FTAC Emerald Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed November 27, 2024
File No. 333-282520

To the addressees set forth above:

On behalf of FTAC Emerald Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) communicated in its letter dated December 19, 2024 (the “Comment Letter”) relating to the Registration Statement on Form S-4 (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on October 7, 2024 and amended on November 27, 2024. Concurrently with the delivery of this letter to the Staff, the Company has publicly filed Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission through its EDGAR system.

For ease of review, we have set forth below each of the numbered comments from the Comment Letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4 filed November 27, 2024

Risk Factors

Risks Related to Fold’s Business and Industry

We are subject to an extensive, highly-evolving and uncertain regulatory landscape, page 41

1.	Please revise this risk factor to discuss the recent bankruptcy of Synapse Financial Technologies, Inc. and any material effects on the regulatory environment, including but not limited to the proposed rulemaking by FDIC relating to recordkeeping requirements.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see the updated disclosure beginning on page 42 of the Amended Registration Statement.

Other Risks Related to Fold’s Business and Financial Position

A temporary or permanent blockchain “fork”, page 61

2.	We note your revised disclosure in response to prior comment 15. Please advise us as to how you will determine prior to “distribut[ing] such forked assets proportionally to customers based on their bitcoin holdings” whether the forked assets are “securities” within the meaning of Section 2(a)(1) of the Securities Act and whether such distribution has any implications under the federal securities laws.

Response: The Staff’s comment is noted. The Company respectfully advises the Staff that because any forked assets would be managed by the Bitcoin Service Providers, it will be the responsibility of the Bitcoin Service Providers, and not Fold, to make any determination with respect to whether any forked assets are “securities” within the meaning of Section 2(a)(1) of the Securities Act and the implications under federal securities laws of any distribution thereof. The Company further advises the Staff that to the extent Fold’s involvement is requested by a Bitcoin Service Provider in connection with any forked assets, Fold would take steps to seek to ensure that any actions it may take would be in compliance with applicable law, including federal securities laws. Please see the updated disclosure on page 62 of the Amended Registration Statement.

December 23, 2024

Information About Fold

Our Products and Services

Rewards Network, page 191

3.	We note your response to prior comment 26 and revised disclosures. We also note that you try to match the cost basis of customer rewards with the cost basis of your Rewards Treasury, so you typically purchase bitcoin once per day in an amount that approximates the amount of rewards earned by customers on that day; and that when the balance of your Rewards Treasury falls below the balance of your corresponding customer rewards liability, you may utilize excess bitcoin reserves from your Investment Treasury to fulfill customer liabilities. Please revise to clarify:

●	How often you assess the discrepancy between your customer rewards liability, the balance of your Rewards Treasury, and the balance of your Investment Treasury; and

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see the updated disclosure on page 192 of the Amended Registration Statement.

●	How often you purchase bitcoin with the intention to hold in the Investment Treasury as long-term investments.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see the updated disclosure on page 192 of the Amended Registration Statement.

Custody and Trading, page 192

4.	Please revise to describe how customers “interact directly through Fold’s mobile application to buy bitcoin via spot trades, recurring trades, direct deposits, and by rounding up spare change on Fold Card purchases,” and include step-by-step descriptions and timing of how “[e]ach of those transactions are executed by the user through Fold’s mobile application and processed via the Bitcoin Service Provider to which the user is assigned.”

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see the updated disclosure beginning on page 193 of the Amended Registration Statement.

5.	We note your statement here and throughout that your “Bitcoin Service Providers are both qualified custodians that offer institutional-grade custody, liquidity, and security solutions for digital assets, specializing in multi-signature wallets and cold storage services for bitcoin.” Please revise to define the term “qualified custodian.”

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment to clarify that the Bitcoin Service Providers are each qualified under applicable state banking, payments or trust laws to custody digital assets. Please see the updated disclosure on pages 192, 199 and 224 of the Amended Registration Statement.

December 23, 2024

How Fold Users Access Fold Products and Services, page 193

6.	We note your response to prior comments 6 and 27, and re-issue in part. Please revise to clarify:

●	Whether the “funds” that are deposited to or withdrawn from a Fold pre-paid debit card are denominated in fiat currency and/or bitcoin, and if any portion of the funds deposited to and withdrawn from the pre-paid debit card are in bitcoin, how and when the exchange rates are determined, and how and when they are converted to fiat currency. In this respect, we note your statement on page 210 that you recently added the ability for users to deposit bitcoin into Fold to use as a funding method;

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see the updated disclosure beginning on page 193 of the Amended Registration Statement.

●	How you offer eligible customers the ability to “insure” bitcoin;

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment to remove references to “insured bitcoin” to clarify that Fold’s involvement in customers’ insurance of bitcoin is limited to the insurance coverage provided through BitGo. Please see the updated disclosure on pages 109 and 214 of the Amended Registration Statement.

●	How your customers buy and sell bitcoin, and identify the bitcoin exchanges through which such transactions are conducted, including step-by-step descriptions of the process and timing for buying and selling bitcoin via the exchanges, and how and when the exchange rates for these transactions are determined;

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see the updated disclosure beginning on page 193 of the Amended Registration Statement.

●	Whether the earned rewards that are available via the “Reward” tab in the Fold app are denominated only in bitcoin; and

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see the updated disclosure beginning on page 193 of the Amended Registration Statement.

●	Which rewards or benefits are available through the “Daily Spin Wheel,” whether they are denominated in fiat currency and/or bitcoin, how you calculate the cost basis of the rewards if denominated in bitcoin, and how and when they are deposited into and redeemed from customer accounts.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see the updated disclosure beginning on page 193 of the Amended Registration Statement.

December 23, 2024

Regulatory Environment, page 202

7.	Please revise this section to describe how you and your Bitcoin Service Providers are licensed and regulated in relevant jurisdictions, including a more expansive discussion of the laws and regulations that apply to your businesses and activities.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see the updated disclosure beginning on page 205 of the Amended Registration Statement.

Fold Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments, page 210

8.	Please revise to provide more details as to how you “added support for users from the state of Texas for [your] bitcoin exchange product.”

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see the updated disclosure beginning on page 212 of the Amended Registration Statement.

* * *

December 23, 2024

Any comments or questions regarding the foregoing should be directed to the Company’s counsel, Derick Kauffman, at 610-205-6038. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Bracebridge H. Young, Jr.
Bracebridge H. Young, Jr.
President and Chief Executive Officer

cc:	(via email)
Ryan Maierson, Latham & Watkins LLP
Derick Kauffman, Stevens & Lee PC